UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of December 2005
Commission File Number 000-25383
Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)
Electronics City, Hosur Road, Bangalore — 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive offices)
Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:
          Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
          Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).
          Not applicable.

Other Events
     Attached as Exhibit 100 to Form 6-K are the following materials from the Report on Form 6-K of Infosys Technologies Limited for the quarter ended September 30, 2005, filed on October 21, 2005, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets as of March 31, 2005 and September 30, 2005 (ii) the Consolidated Statements of Income for the three months and six months ended September 30, 2004 and 2005, (iii) the Consolidated Statements of Stockholders’ Equity for the six months ended September 30, 2004 and 2005 and (iv) the Consolidated Statements of Cash Flows for the six months ended September 30, 2004 and 2005.
     The financial information contained in the XBRL documents is unaudited and these are not the official publicly filed financial statements of Infosys Technologies Limited. The purpose of submitting these XBRL formatted documents is to test the related format and technology and, as a result, investors should continue to rely on the official filed version of the furnished documents and not rely on this information in making investment decisions.
     In accordance with Rule 402 of Regulation S-T, the information in this Form 6-K, including Exhibit 100 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Technologies Limited
By:	/s/ Nandan M. Nilekani
Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

Dated: December 1, 2005

INDEX TO EXHIBITS

Exhibit
No.	Exhibit Description
100	The following materials from the Report on Form 6-K of Infosys Technologies Limited for the quarter ended September 30, 2005, filed on October 21, 2005, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets as of March 31, 2005 and September 30, 2005 (ii) the Consolidated Statements of Income for the three months and six months ended September 30, 2004 and 2005, (iii) the Consolidated Statements of Stockholders’ Equity for the six months ended September 30, 2004 and 2005 and (iv) the Consolidated Statements of Cash Flows for the six months ended September 30, 2004 and 2005.